Value Line Core Bond Fund
7 Times Square, 21st Floor
New York, NY 10036-6254

February 7, 2013

Via Edgar Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Valerie Lithotomos

Re:
Combined Proxy and Registration Statement on Form N-14 (“Registration Statement”) of Value Line Core Bond Fund (formerly, Value Line Aggressive Income Trust, referred to herein as the “Acquiring Fund”)
SEC File No. 333-185644

Ladies and Gentlemen:

This letter supplements the Acquiring Fund’s correspondence to the staff of the Securities and Exchange Commission (“Commission”) filed February 1, 2013 (the “Correspondence”) in response to further comments transmitted orally to Leonard A. Pierce and Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP on February 6, 2013.

The following replaces Response 14 of the Correspondence in its entirety:

On June 21, 2012, the Board of Trustees of the Acquiring Fund approved the continuance of: (1) the Acquiring Fund’s Investment Advisory Agreement with EULAV Asset Management (“Adviser”), which provides for payment of a Management Fee at an annual rate equal to 0.75% on the first $100 million of the Acquiring Fund’s average daily net assets and 0.50% of such net assets in excess thereof; and (2) the Acquiring Fund’s Distribution Agreement with EULAV Securities LLC (“Distributor”), which provides for payment of a Rule 12b-1 Fee at an annual rate of 0.25% of the Acquiring Fund’s average daily net assets.  In connection with the renewals, (1) the then-existing waiver of a portion of the Management Fee equal to 0.20% on the first $100 million of average daily net assets was extended through June 30, 2013, and (2) the waiver of a portion of the Rule 12b-1 Fee equal to 0.10% of the Acquiring Fund’s average daily net assets was extended through June 30, 2013.  As implemented, these waivers may not be changed or terminated unless approved by the Acquiring Fund’s board, including a majority of the independent trustees, and the Adviser.  The Acquiring Fund disclosed these fees and contractual waivers1 in the Post-Effective Amendment to its Registration Statement on Form N-1A, filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on October 5, 2012 and reviewed by the staff of the Commission, and also in the supplement filed pursuant to Rule 497 under the Securities Act on December 10, 2012.

1 The contractual waivers are described in the above-referenced filings on Form N-1A as effective through May 31, 2013, the date on which the Acquiring Fund’s Registration Statement on Form N-1A would cease to be used, rather than June 30, 2013.  Nonetheless, the Registrant recognizes that such presentation is not in conformity with the presentation requirements of Form N-1A.  Please see Comment 16 for further explanation.

February 7, 2013

On December 13, 2012, the Board of the Acquiring Fund re-examined the Acquiring Fund’s fee structure and approved as in the best interests of shareholders:

(1) Permanent Waiver:  a Permanent Fee Waiver to the Investment Advisory Agreement, effective February 1, 2013, permanently reducing the Management Fee from an annual rate of 0.75% to an annual rate of 0.50% on the first $100 million of the Acquiring Fund’s average daily net assets.  This change reduced the Management Fee rate by effectively implementing a Management Fee at an annual rate of 0.50%, without regard to asset levels – eliminating 0.25% of Management Fees on the first $100 million; and

(2) Additional Non-Permanent Waiver:  an Amendment to the then-existing Fee Waiver Agreement, effective February 1, 2013 through June 30, 2014, with respect to both the Management Fee waiver and the Rule 12b-1 Fee waiver of the Acquiring Fund.

(i) Management Fee.  Prior to the effective date of this change, the Management Fee waiver was 0.20% on the first $100 million of average daily net assets, resulting in a Management Fee rate of 0.55% on the first $100 million of average daily net assets and 0.50% on assets in excess thereof.  After the effective date of this change, the Management Fee waiver is 0.10% of average daily net assets, resulting in a Management Fee rate of 0.40% without regard to asset levels (after giving effect to the Permanent Fee Waiver described above).  This waiver was implemented for the period from February 1, 2013 through June 30, 2014—12 months longer than the prior waiver—and can only be changed or terminated during that period by the Board, including a majority of the independent trustees, and the Adviser; and

(ii) Rule 12b-1 Fee.  Prior to the effective date of this change, the Rule 12b-1 Fee waiver was 0.10% of average daily net assets, resulting in a Rule 12b-1 Fee rate of 0.15%.  After the effective date of this change, the Rule 12b-1 Fee waiver is 0.05%, resulting in a Rule 12b-1 Fee rate of 0.20%.  This waiver was implemented for the period from February 1, 2013 through June 30, 2014—12 months longer than the prior waiver—and can only be changed or terminated during that period by the Board, including a majority of the independent trustees, and the Adviser.

February 7, 2013

The Acquiring Fund reflected these waivers in its Registration Statement on Form N-14, filed December 21, 2012, a supplement to its Registration Statement on Form N-1A, filed January 31, 2013, and Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14.

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The Acquiring Fund requests that the Registration Statement be declared effective as soon as practicable in order to have a sufficient amount of time to obtain shareholder votes in connection with the proposed March 21, 2013 shareholder meeting date.  In accordance with the requirements of Rule 461 of Regulation C under the Securities Act for making written or oral requests for acceleration, the Acquiring Fund and its principal underwriter, EULAV Securities LLC, acknowledge that they are aware of their obligations under the Securities Act.

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Acquiring Fund acknowledges the following:

●	the Acquiring Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Acquiring Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Acquiring Fund may not assert this staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce or Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

February 7, 2013

Very truly yours,

Value Line Core Bond Fund

	By:	/s/ Mitchell E. Appel
Mitchell E. Appel
President and Chief Executive Officer

cc: Leonard A. Pierce
Gretchen Passe Roin
Peter Lowenstein